Exhibit 14.2



                [Security Capital Group Incorporated Letterhead]




                                                    July 28, 2000


Mr. Thomas A. Carr
President and Chief Executive Officer
CarrAmerica Realty Corporation
1850 K Street, N.W.
Washington, D.C. 20006

Dear Tom:

     Reference is made to the Stockholders Agreement, dated as of April 30, 1996, by and among Carr Realty Corporation (now known as CarrAmerica Realty Corporation), Carr Realty, L.P., Security Capital Holdings S.A. and Security Capital U.S. Realty (as amended through the date hereof, the "Stockholders Agreement"). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Stockholders Agreement.

     This letter is to confirm our mutual understanding and agreement as follows:

     1. In the event Security Capital Group Incorporated ("Group") or any Affiliate of Group (collectively, "SCZ", but excluding USREALTY and Buyer and any person already included within the definition of Investor in the Stockholders Agreement) should directly or indirectly purchase or otherwise acquire all or a portion of or any interest in the Company Common Stock now owned by Buyer (an "Acquisition"), then

     (i) such Acquisition will not constitute a Transfer prohibited or restricted by the Stockholders Agreement (including, without limitation, by Section 5.2(a)(ii) or 5.2(a)(vii) of the Stockholders Agreement), but shall instead be permitted as if SCZ were (and SCZ shall, from and after such Acquisition, for all purposes of the Stockholders Agreement be considered to be) an "Investor" under the provisions of the Stockholders Agreement;

     (ii) SCZ will from and after such Acquisition be bound by the terms and conditions of the Stockholders Agreement (and under all other agreements between the Company or any of its Affiliates, on the one hand, and Buyer or USREALTY, on the other hand) to the same extent as Investor is bound hereunder (and SCZ does hereby agree to be so bound), will be entitled to the same benefits and rights thereunder (and under all other agreements

Mr. Thomas A. Carr
July 28, 2000
Page 2


          between the Company or any of its Affiliates, on the one hand, and Buyer or USREALTY, on the other hand), and will for all purposes be an "Investor" thereunder;

     (iii) the provisions of Sections 6.1(a)(E), 6.1(c) and 6.2 of the Stockholders Agreement will no longer be applicable from and after such Acquisition;

     (iv) the Company has granted SCZ an Exempted Holder exception to the Ownership Limit with respect to the Acquisition on terms and conditions in all material respects the same as if SCZ were USREALTY, and accordingly the beneficiary as such of the Special Shareholder Limit, and accordingly, from and after an Acquisition, the Special Shareholder Limit and such Exempted Holder exception to the Ownership Limit will be treated and applied together as if they were a single limitation, provided that such Exempted Holder exception to the Ownership Limit shall become applicable only upon agreement by USREALTY and Buyer to the application of such Exempted Holder exception and the Special Shareholder Limit as a single limitation;

     (v) following such Acquisition, SCZ will permit the Company to submit to the shareholders of the Company for their consideration a proposal to
          (A) eliminate Sections 5.1(m), 5.1(hh) and 5.2(vi) of the Amended and Restated Articles of Incorporation of the Company, as amended as of the date hereof (the "Articles"), (B) modify the definition of "Stockholders Agreement" in Section 5.1(bb) to make clear that the Stockholders Agreement referred to therein includes the amendments contemplated by this letter, and (C) modify accordingly the legend contained in Section 5.11 of the Articles, and SCZ will vote or cause to be voted all shares of Company Common Stock Beneficially Owned by it in favor of such proposal; and

     (vi) following such Acquisition, Section 5.1(a) and Section 5.1(b) of the Stockholders Agreement shall be modified to replace all occurrences of the words "the fifth anniversary of the date hereof" therein with the words "April 30, 2003".

     2. From and after an Acquisition, any prior breaches of Section 6.1(a)(E), 6.1(c) or 6.2 of the Stockholders Agreement (and of Section 6.4 to the extent the same shall have arisen on or prior to the date hereof, or shall have been approved in the manner described below by the Investor Nominees) shall be waived and of no further relevance and the Company shall have no further liability in connection therewith. In addition, from and after an Acquisition, any transaction that would otherwise constitute a breach of

Mr. Thomas A. Carr
July 28, 2000
Page 3

Section 6.4 of the Stockholders Agreement, but that shall have been approved by the Board or by either any committee thereof or any management committee in which board committee or management committee at least one Investor Nominee is a member (with at least one Investor Nominee voting in favor of such transaction), shall not constitute such a breach and the Company shall have no liability in connection therewith.

     3. Each of the parties to this letter agree that, from time to time, each of them will take such actions as may be necessary or reasonably requested by another party to carry out the purposes and intents hereof. This letter may be amended, modified, superseded, cancelled, renewed or extended only by a written instrument signed by the party to be charged therewith.

     If the foregoing correctly reflects our understanding, please sign below to so indicate your understanding regarding this matter.

                                            Sincerely,

                                            SECURITY CAPITAL GROUP
                                               INCORPORATED

                                            /s/ C. Ronald Blankenship

                                            C. Ronald Blankenship
                                            Vice Chairman

Acknowledged:

CARRAMERICA REALTY CORPORATION


By:  /s/ Thomas A Carr
    Name:
    Title:


CARR REALTY, L.P.


By: /s/ Thomas A. Carr
    Name:
    Title: